EXHIBIT 99.1

Fixed income investor calls, contemplated bond issue and new financing facilities

Golar LNG Limited (the “Company”) has mandated DNB Markets and Pareto Securities as Global Coordinators and Danske Bank and Nordea Markets as Joint Lead Managers to arrange a series of fixed income investor calls commencing on October 4, 2021. A USD denominated 4-year senior unsecured bond issue may follow, subject to, inter alia, market conditions. Net proceeds from the bond issue will be applied towards the refinancing of the Company’s outstanding convertible bonds maturing in February 2022 and for general corporate purposes.

The Company is also pleased to announce agreed term sheets for two new bank finance facilities:

  A 3-year Revolving Credit Facility (“RCF”) of up to $200 million secured against the Company’s shareholding in New Fortress Energy at an interest rate of L+300bps. The RCF will replace the existing $100 million bilateral facility maturing in December carrying a current interest rate of L+450bps.
  A 5-year refinancing facility for the FSRU Golar Tundra of up to $182 million at an interest rate of L+300bps. The new Golar Tundra facility will replace the current $104.4 million facility that matures in June 2022 and carries interest at L+385bps.

Both of the bank facilities above are with existing relationship banks, and subject to final documentation.

About Golar

Golar LNG is one of the world's most innovative and experienced independent owners and operators of marine LNG infrastructure. The company developed the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Front End Engineering and Design (FEED) studies have now been completed for a larger newbuild FLNG solution. Golar is also collaborating with another industry leader to investigate solutions for the floating production of blue and green ammonia as well as carbon reduction in LNG production.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

September 30, 2021

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act